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Filed by Sterling Financial Corporation
Pursuant to Rule 425 of the Securities Act of 1933, as Amended

Subject Company: Klamath First Bancorp, Inc.
Commission File No. 0-26556

October 28, 2003

        Except for historical information, all other information in this filing consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the merger between Sterling Financial Corporation ("Sterling") and Klamath First Bancorp, Inc. ("Klamath"), including future financial and operating results, cost savings enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) Sterling's plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (iii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or words of similar meaning generally intended to identify forward-looking statements. These forward-looking statements are based upon the current beliefs and expectations of the management of Sterling and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Sterling's control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements because of numerous possible uncertainties.

        The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Sterling and Klamath may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities or cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the shareholders of Sterling or Klamath may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) results may be adversely affected by continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in Sterling's and Klamath's markets may increase significantly and could adversely affect operations; and (10) an economic slowdown, either nationally or in the market in which Sterling does business, could adversely affect credit quality and loan originations. Additional factors, that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Sterling's and Klamath's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission (the "SEC") and available on the SEC's Internet site (http://www.sec.gov). In addition, documents filed with the SEC by Sterling can be obtained, without charge, by directing a request to Sterling Financial Corporation, 111 North Wall Street, Spokane, Washington 99201, Attn: Daniel G. Byrne, telephone (509) 458-3711. In addition, documents filed with the SEC by Klamath can be obtained, without charge, by directing a request to Klamath First Bancorp, Inc., 540 Main Street, Klamath Falls, Oregon 97601, Attn: Craig M. Moore, Corporate Secretary, telephone (541) 882-3444.

        Sterling cautions that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to

Sterling or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Sterling does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

        The proposed transaction will be submitted to Sterling's and Klamath's shareholders for their consideration. Sterling and Klamath will file a registration statement, a joint prospectus/ proxy statement and other relevant documents concerning the proposed transaction with the SEC.

        SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS/PROXY STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a free copy of the prospectus/proxy statement and other documents containing information about Sterling and Klamath when they become available on the SEC's Internet site at (http://www.sec.gov).

        Sterling and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the shareholders of Sterling in connection with the Merger. Information about the directors and executive officers of Sterling and their ownership of Sterling common stock is set forth in Sterling's proxy statement, dated March 21, 2003, for Sterling's 2003 annual meeting of shareholders, as filed with the SEC on Schedule 14A. Additional information regarding the interests of these participants may be obtained by reading the joint prospectus/proxy statement regarding this transaction when it becomes available.

        Klamath and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the shareholders of Klamath in connection with the Merger. Information about the directors and executive officers of Klamath and their ownership of Klamath common stock is set forth in Klamath's proxy statement, dated December 27, 2002, for Klamath's 2003 annual meeting of shareholders, as filed with the SEC on Schedule 14A. Additional information regarding the interests of these participants may be obtained by reading the joint prospectus/proxy statement regarding this transaction when it becomes available.

* * *

THE FOLLOWING PRESS RELEASE WAS ISSUED BY STERLING ON OCTOBER 28, 2003.

For Release October 28, 2003—1:30 p.m. PST	Contact: Daniel G. Byrne (509) 458-3711

STERLING FINANCIAL CORPORATION OF SPOKANE, WASHINGTON,
ANNOUNCES 2003 THIRD QUARTER EARNINGS

        Spokane, Washington—October 28, 2003—Sterling Financial Corporation (NASDAQ: STSA) today announced earnings of $8.6 million, or $0.57 per diluted share, for the three months ended September 30, 2003. This compares with earnings of $6.6 million, or $0.49 per diluted share for the prior year's comparable quarter. The increase in earnings primarily reflects increases in net interest income.

        Net income for the nine months ended September 30, 2003 increased 45% to $25.9 million, or $1.75 per diluted share, compared with net income of $17.9 million, or $1.34 per diluted share for last year's comparable period. The increase in earnings primarily reflects increases in net interest income and other income.

        Harold B. Gilkey, Chairman and CEO, said, "I am very pleased that Sterling is continuing to demonstrate solid financial performance. Net Income for the third quarter continued an impressive profitability trend line for 2003, with net income up approximately 30% from last year's third quarter performance. This trend continues to show Sterling's commitment to enhancing financial performance. We believe this focus will help increase long-term shareholder value."

THIRD QUARTER PERFORMANCE HIGHLIGHTS

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  On a core earnings basis, earnings per diluted share were $0.59 for the quarter ended September 30, 2003, compared to $0.46 per diluted share for the same period in 2002, an increase of 28%. Core earnings exclude net securities gains and losses, acquisition and merger costs, a charge for early debt repayment and a supplemental loan loss provision, all net of tax effect. (Refer to the reconciliation schedule in Exhibit A.)

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  On a core earnings basis, return on average equity was 14.1%, compared with 12.9% for the same quarter last year.

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  Total loan originations increased 27% to $603.4 million during the three months ended September 30, 2003, compared with $475.7 million during the same period last year.

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  Nonperforming assets decreased by $5.9 million from the June 2003 quarter to $25.5 million, or 0.63% of total assets.

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  Net interest margin of 3.31%, was unchanged from the previous quarter despite the effect of the recent reduction in the prime interest rate.

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  Total other income, excluding security gains and losses increased 30% to $8.7 million compared to $6.7 million in the same quarter last year.

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  Fee and service charge income increased 16% over the prior year's comparable period.

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  The dollar volume of transaction accounts (which includes money market, savings, NOW checking, and non-interest checking accounts) grew 13% on an annualized basis, while the number of transaction accounts grew 8% at September 30, 2003.

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  Book value per share increased to $16.80 at September 30, 2003 from $14.94 at September 30, 2002.

Pending Acquisition

        Gilkey continued, "We announced early in the third quarter that we had reached a definitive agreement to acquire Klamath First Bancorp, Inc., (NASDAQ: KFBI) of Klamath Falls, OR. The proposed merger is consistent with Sterling's growth strategy. The proposed merger strengthens our capital base, immediately extends additional product offerings to Klamath's customers, and enhances Sterling's presence as a leading community bank in the region. The proposed transaction is expected to close in the first quarter of 2004, subject to shareholder and regulatory approval." Additional information on the proposed transaction can be found in Sterling's public filings with the Securities and Exchange Commission at www.sec.gov.

OPERATING RESULTS

Net Interest Income

        Sterling reported net interest income of $32.3 million for the three months ended September 30, 2003, an increase of nearly 25%, compared to $25.9 million for the same period in the prior year. Net interest income for the nine months ended September 30, 2003 also showed an increase of 25% to $90.9 million, compared with net interest income of $72.6 million for the first nine months of last year. The increase was primarily due to an increase in loan and ABS volumes and a decrease in the cost of deposits and borrowings.

        Sterling's net interest margin of 3.31% decreased 13 basis points for the quarter ended September 30, 2003, versus 3.44% for the quarter ended September 30, 2002. Net interest margin for the nine months ended September 30, 2003 of 3.32% represented a decrease of 3 basis points over 3.35% for the comparable 2002 period. The decrease in net interest margin for both periods reflects the decrease in prevailing interest rates and a greater decrease in the yield on loans than in the cost of deposits. Sterling has been asset sensitive during these periods.

Other Income

        Total other income was $8.4 million for the three-month period ended September 30, 2003, compared to $8.1 million for the same period one year ago. Total other income was $25.2 million for the nine months ended September 30, 2003, compared to $20.6 million for the same period in 2002. These increases primarily came from increases in mortgage banking operations and fees and service charges.

        Fee and service charge income increased by 16% to $5.1 million for the quarter from $4.4 million in the same period one year ago. Fee and service charge income for the nine months ended September 30, 2003 of $14.3 million represented a 16% increase from $12.3 million for the comparable 2002 period. The growth in the number of checking accounts, which is driving the increases in fee income, is attributed to the increase in corporate banking activities and promotional efforts for retail account growth.

        Income from mortgage banking operations was $2.2 million and $1.3 million for the quarters ended September 30, 2003 and 2002, respectively. For the nine months ended September 30, 2003, income from mortgage banking operations was $6.9 million, compared with $3.7 million for the same period in 2002. The increases primarily reflect strong refinancing activity and an increase in residential loan originations and loan sales.

Operating Expenses

        Total operating expenses were $24.7 million or 2.38% of average assets for the three months ended September 30, 2003, compared with $21.1 million or 2.60% of average assets for the three months ended September 30, 2002. Operating expenses were $68.7 million and $60.5 million for the nine months ended September 30, 2003 and 2002, respectively. The increases were primarily due to increases in personnel, marketing and product sales cost, and occupancy costs. Full-time equivalent employees have increased by 164 to 1,104 at September 30, 2003.

        Commenting on operating expenses and efficiency, Mr. Gilkey stated, "We have begun hiring loan officers in anticipation of the pending merger with Klamath First Bancorp, and as such we have seen an increase in our operating expenses. However, the efficiency ratio (excluding intangible amortization and net securities gains and losses) improved to 59.9%, as compared to 64.9% in the third quarter of 2002. While improvement in the ratio was anticipated, it is a reflection of Sterling's increasing ability to leverage our investment in systems and people to gain additional income."

Performance Ratios

        On a core operating basis, return on average equity was 14.1% for the third quarter of 2003 compared to 12.9% for the same period in the prior year. The increase primarily reflects higher earnings. On a core operating basis, return on average assets was 0.86% for the three months ended September 30, 2003, compared with 0.76% for the same period in 2002. This increase was primarily due to an increase in net income.

Lending

        Total loan originations for the quarter ended September 30, 2003, were $603.4 million, compared with $475.7 million in the third quarter of 2002, an increase of approximately 27%. Of the total loan originations, $420.3 million, or 70%, were from construction, corporate and business banking, and consumer loans. Total loan originations were $1.74 billion and $1.28 billion for the nine months ended September 30, 2003 and 2002, respectively.

        Mr. Gilkey continued: "A highlight of the third quarter is the tremendous growth we have seen in corporate and business banking loans. Loan balances for corporate and business banking have increased by $257.4 million year-over-year and now represent approximately 31% of net loans receivable compared to 26% at the end of the third quarter in 2002."

Credit Quality

        At September 30, 2003, total nonperforming assets were $25.5 million, or 0.63% of total assets. This reflects a decrease from the second quarter 2003 level of $31.4 million, or 0.77% of total assets. Excluding the loans acquired from Empire and Source Capital, nonperforming assets were 0.43% of total assets at September 30, 2003, compared to 0.51% of total assets for the same period last year.

        Classified assets were $69.3 million at September 30, 2003, compared to $80.5 million at June 30, 2003. The 60-day plus loan delinquency ratio decreased to 0.87% of total loans from 1.13% at June 30, 2003. The improvement in these asset quality statistics reflects a reduction of $3.1 million in multi-family loans and $1.4 million in construction loans.

        Sterling's provision for losses on loans was $2.9 million for the three months ended September 30, 2003, compared with $3.3 million for the same period in 2002. At September 30, 2003, the loan loss allowance totaled $33.7 million, or 1.21% of total loans.

        The annualized level of charge-offs to average loans was 0.16% for the third quarter of 2003, no change from June 30, 2003, but an increase of 4 basis points from 0.12% at September 30, 2002.

        "Maintaining superior asset quality has always been an important objective for Sterling, especially in times of economic uncertainty," stated Gilkey. "We are pleased with the overall improvement in our asset quality which reflects a 19% decline in nonperforming assets from the prior quarter."

Balance Sheet and Capital Management

        At September 30, 2003, Sterling's total assets were $4.08 billion, up from $3.33 billion in the prior year's comparable period. Shareholders' equity at September 30, 2003 was $248.9 million, up significantly from the previous year's total of $196.5 million. At September 30, 2003, Sterling's book value per share had increased 13% to $16.80 from $14.94 at the same date one year ago. This increase primarily reflects increased capital from the Empire acquisition and increased net income.

GOODWILL LAWSUIT

        In September 2002, Chief Judge Edward J. Damich of the U.S. Court of Federal Claims granted Sterling Savings Bank's motion for summary judgment as to liability, holding that the United States government owed contractual obligations to Sterling with respect to its acquisition of three failing thrifts during the 1980's and had breached the contracts. Chief Judge Damich said in his decision, "[T]he Court finds that Defendant breached the contractual rights of Plaintiff to the use of supervisory goodwill and FSLIC capital contributions for regulatory capital purposes . . .."

        Mr. Gilkey commented, "We are pleased with this decision. It affirms the fact the federal government breached the contractual rights of Sterling to use supervisory goodwill as capital and that the government is in turn liable for damages to Sterling. Since the 1996 transfer of the case to the U.S.

Court of Claims we have not discussed damage claims, or specifics of the trials. In the meantime, we expect the next step to be the establishment of a trial date to determine the damages. While it is difficult to predict the timing, we expect these final stages of the lawsuit to continue an additional two years."

OUTLOOK FOR THE FOURTH QUARTER OF 2003

        Mr. Gilkey added, "Sterling continues to make tremendous progress in achieving its financial performance goals. We believe that the diversity of our business mix will play an important role in generating profitable growth for the Company and we remain confident in our strategic positioning for the future. Of particular note, is that this tremendous growth has occurred in a challenging economic environment. It is not only the performance of the Bank and our operating subsidiaries, but also the performance of our employees that allows us to achieve these remarkable results—a direct product of their cross selling, teamwork and "Hometown Helpful" service."

        "The third quarter results reflect our commitment to enhancing Sterling's long-term shareholder value," commented Gilkey. "We will continue our efforts to build long-lasting relationships with our clients as part of Sterling's goal to be the leading financial services provider in the markets we serve."

THIRD QUARTER EARNINGS CONFERENCE CALL

        Sterling will host a conference call for investors on October 29, 2003 at 8:00 a.m. Pacific Daylight Time to discuss these results and provide and to provide additional guidance for the fourth quarter of 2003. To participate in the conference call, domestic callers should dial (630) 395-0019 approximately five minutes before the scheduled start time. You will be asked by the operator to identify yourself and provide the password "STERLING" to enter the call. A continuous replay will be available approximately one hour following the conference call and may be accessed by dialing (402) 220-4177. The continuous replay will be offered through Friday, November 28, 2003 at 5:00 p.m. Pacific Time.

        Additionally, Sterling's Third Quarter 2003 Earnings Conference Call is being made available on-line at the Company's website, www.sterlingsavingsbank.com. To access this audio presentation call, click on "Investor Relations" then click on the live audio webcast icon.

ABOUT STERLING

        Sterling Financial Corporation of Spokane, Washington, is a unitary savings and loan holding company, which owns Sterling Savings Bank. Sterling Savings Bank is a Washington State-chartered, federally insured stock savings association, which opened in April 1983. Sterling Savings Bank, based in Spokane, Washington, has branches throughout Washington, Idaho, Oregon and western Montana. Through Sterling's wholly owned subsidiaries Action Mortgage Company and INTERVEST-Mortgage Investment Company, it operates loan production offices in Washington, Oregon, Idaho and western Montana. Sterling's subsidiary Harbor Financial Services provides non-bank investments, including mutual funds, variable annuities, and tax-deferred annuities, through regional representatives throughout Sterling Savings' branch network. Sterling's subsidiary Dime Insurance Agency provides commercial and consumer insurance products through its offices in western Montana.

FORWARD-LOOKING STATEMENTS

        This report contains forward-looking statements, which are not historical facts and pertain to our future operating results. These forward-looking statements are within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts. When used in this report, the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are generally intended to identify forward-looking statements. These forward-looking statements are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the results discussed in these forward-looking statements because of numerous possible risks and uncertainties. These include but are not limited to: the possibility of adverse economic developments which may, among other things, increase default and delinquency risks in Sterling's loan portfolios; shifts in interest rates which may result in lower interest rate margins; shifts in the demand for Sterling's loan and other products; lower than expected revenue or cost savings in connection with acquisitions; changes in accounting policies; changes in the monetary and fiscal policies of the federal government; and changes in laws, regulations and the competitive environment.

THE FOLLOWING SELECTED FINANACIAL DATA WAS ISSUED BY STERLING ON OCTOBER 28, 2003.

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STERLING FINANCIAL CORPORATION OF SPOKANE, WASHINGTON, ANNOUNCES 2003 THIRD QUARTER EARNINGS
THIRD QUARTER PERFORMANCE HIGHLIGHTS
OPERATING RESULTS
GOODWILL LAWSUIT
OUTLOOK FOR THE FOURTH QUARTER OF 2003
THIRD QUARTER EARNINGS CONFERENCE CALL
ABOUT STERLING
FORWARD-LOOKING STATEMENTS